UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
October 27, 2008
Harmony Gold Mining Company Limited
Randfontein Office Park
CNR Ward Avenue and Main Reef Road
Randfontein, 1760
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑       Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No ☑

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: October 27, 2008
Harmony Gold Mining Company Limited
By: /s/ Graham Briggs
Name: Graham Briggs

Title: Chief Executive Officer

Press Release

RANDFONTEIN TRANSACTION
Johannesburg. 24 October 2008. Harmony Gold Mining Company Limited (“Harmony”) announced on 19 December 2007 that its wholly owned subsidiary, Randfontein Estates Limited (“Randfontein”), had entered into agreements with Pamodzi Resources Fund 1, LLP. (“PRF”), in terms of which certain uranium and gold assets of Randfontein (“Cooke Assets”) would be sold into a special purpose vehicle, Rand Uranium (Proprietary) Limited (“Rand Uranium”), for a purchase consideration of US$420 million. Shareholders’ attention is drawn to the initial announcement of the transaction made on 19 December 2007, containing the details of the transaction.
The delay in meeting the conditions precedent, Harmony benefiting from the cash flow during this period and other market-related adjustments has resulted in a renegotiation of the purchase consideration. A revised purchase consideration of US$348 million for the Cooke Assets has been agreed. Harmony will receive a total purchase consideration of US$209 million for 60% of the issued share capital of Rand Uranium.
The majority of the conditions precedent, including the approvals from the Minister of Minerals and Energy Affairs and the issuance of a certificate of registration by the National Nuclear Regulator, have been fulfilled. It is anticipated that the remaining conditions precedent will be fulfilled on or before 20 November 2008 and the transaction will become effective, on 21 November 2008.
In exchange for 60% of the issued share capital of Rand Uranium, Harmony will receive US$40 million on the effective date of the transaction, a further US$157 million, plus interest thereon at 5% per annum, on 22 April 2009 and the balance of the purchase consideration of approximately US$12 million as soon as the second stage of the transaction, which relates to its Old Randfontein assets, is finalised, which is anticipated to be on or shortly after 22 April 2009. PRF’s investors, affiliates of First Reserve and AMCI Capital, have provided Harmony with a guarantee in respect of the payment of the above amounts. In addition, PRF will pledge its shares in Rand Uranium to Harmony as security for PRF’s obligation to pay the purchase consideration to Harmony.
Since entering into the agreements with PRF, Rand Uranium has been formed as a stand-alone company, information on the building of a potential uranium plant has been compiled and consultants have been involved with feasibility, metallurgical and environmental studies in respect of the extraction of uranium. Management capacity under the leadership of John Munro has been built up. Harmony will supply certain corporate services for a limited period and an agreement has been entered into for milling of the underground ore.
“The dual commodity (gold and uranium) mix should combine to make the Cooke Assets a viable, low-cost operation. We look forward to a mutually beneficial partnership with PRF in developing the significant uranium resource base as a platform for future growth opportunities within the West Rand”, said Graham Briggs, Chief Executive Officer of Harmony.
ends.
Issued by Harmony Gold Mining Company Limited
24 October 2008
For more details contact:
Graham Briggs
Chief Executive Officer
on +27(0)83 265 0274
or
Marian van der Walt
Executive: Corporate and Investor Relations
on +27(0)82 888 1242
Corporate Office:
Randfontein Office Park
P O Box 1
Randfontein
South Africa 1796
T +27 (11) 411 2000
For more information on Harmony, please visit www.harmony.co.za

JSE:	HAR
NYSE:	HMY
NASDAQ:	HMY
ISIN No.:	ZAE000015228